# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metals Acquisition Corp. II, CIK 0002107724
CUSIP: G60420125
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001317195

## Reporting persons
- Empyrean Capital Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,980,000; sole dispositive power 0; shared dispositive power 1,980,000; aggregate amount beneficially owned 1,980,000 (8.61% of the class)
- Amos Meron: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,980,000; sole dispositive power 0; shared dispositive power 1,980,000; aggregate amount beneficially owned 1,980,000 (8.61% of the class)

## Item 1. Issuer
Name of issuer: Metals Acquisition Corp. II
Address of issuer's principal executive offices: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Empyrean Capital Partners, LP ("ECP"), a Delaware limited partnership, which serves as investment manager to Empyrean Capital Overseas Master Fund, Ltd. ("ECOMF"), a Cayman Islands exempted company, with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of Metals Acquisition Corp. II (the "Company") directly held by ECOMF;
(ii) Mr. Amos Meron, who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the Class A Ordinary Shares directly held by ECOMF.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Class A Ordinary Shares owned by another Reporting Person.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, L.P., 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067
Citizenship:
ECP - a Delaware limited partnership
Amos Meron - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,980,000
Percent of class: 8.61
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,980,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,980,000
The ownership percentages reported in this Schedule 13G are based on an aggregate of 23,000,000 Class A Ordinary Shares outstanding, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission ("SEC") on March 12, 2026 and in the Issuer's Current Report on Form 8-K filed with the SEC on March 19, 2026, after giving effect to the completion of the offering and the full exercise of the underwriters' over-allotment option, all as described therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Empyrean Capital Partners, LP: /s/ Jennifer Norman, Chief Compliance Officer (05/15/2026)
- Amos Meron: /s/ Amos Meron, Amos Meron, Individually (05/15/2026)